SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian Pacific Tower, Ste. 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [      ]                      Form 40-F [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [      ]                      No  [ X ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-              .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13960

Page 1 of 2 Pages
Exhibits Index appears on Page 3

SIGNATURES
Exhibits Index
Third Quarter Report & Interim MD&A
certification of chief financial officer
certification of chief financial officer
certification of chief financial officer
certification of chief financial officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC. (Registrant)

Date: November 13, 2002	By:	/s/ Terence P. Badour

Name: Terence P. Badour Title: Sr. Vice President, General Counsel and Secretary

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Exhibits Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Third Quarter Report & Interim Management’s Discussion and Analysis for the period ended September 30, 2002

99.2	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

99.3	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

99.4	Certificate of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

99.5	Certificate of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

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